Exhibit (a)(1)(D)

JOHNSON CONTROLS INTERNATIONAL PLC

OFFER TO PURCHASE

FOR

CASH OF UP TO $4,000,000,000 OF ITS ORDINARY SHARES

AT A PURCHASE PRICE NOT GREATER THAN $40.00 PER SHARE

AND NOT LESS THAN $ 36.00 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MAY 31, 2019, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

May 3, 2019

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by Johnson Controls International plc, an Irish public company limited by shares (the “Company”), to act as Dealer Managers in connection with the Company’s offer to purchase its ordinary shares, par value $0.01 per share (the “Shares”), for cash up to an aggregate purchase price of $4,000,000,000, at a per Share price not greater than $40.00 and not less than $36.00, to the tendering shareholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated May 3, 2019 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, the Company will determine a single price per Share (the “Purchase Price”), which will be not greater than $40.00 and not less than $36.00 per Share, that the Company will pay, subject to “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, for Shares properly tendered at or below the Purchase Price in the Offer and not properly withdrawn, and accepted for payment, taking into account the number of Shares tendered pursuant to the Offer and the prices specified, or deemed specified, by the tendering shareholders. The Purchase Price will be the lowest price per Share (in increments of $0.25) of not greater than $40.00 and not less than $36.00 per Share, at which Shares have been properly tendered, or have been deemed to be tendered, in the Offer, and not properly withdrawn, that will enable the Company to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $4,000,000,000 (or, if the Offer is not fully subscribed, all Shares properly tendered and not properly withdrawn pursuant to the Offer). All Shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, it is possible that not all of the Shares tendered at or below the Purchase Price will be purchased if Shares having an aggregate purchase price in excess of $4,000,000,000 are properly tendered, and not properly withdrawn, at or below the Purchase Price. No Shares tendered above the Purchase Price will be purchased pursuant to the Offer. Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at the Company’s expense promptly after the Expiration Date.

The Offer is not conditioned on the receipt of financing or any minimum number of Shares being tendered. The Offer, however, is subject to other conditions that are set forth in Section 7 of the Offer to Purchase. The Company’s obligation to accept and pay for Shares properly tendered at or below the Purchase Price and not properly withdrawn pursuant to the Offer is conditioned upon satisfaction or waiver of these conditions.

The Company expressly reserves the right, in its sole discretion, to elect to purchase more than an aggregate purchase price of $4,000,000,000 of Shares in the Offer subject to applicable law. See Section 1 of the Offer to Purchase.

As of April 30, 2019, the Company had 898,226,383 issued and outstanding Shares (and 24,098,725 Shares reserved for issuance upon exercise of stock options (“Stock Options”) and vesting of restricted stock/units (“RSUs”) and performance-based share unit awards (“PSUs”) (assuming PSUs vest at the specified target performance threshold)). If the Offer is fully subscribed at a Purchase Price of $40.00, the maximum Purchase Price pursuant to the Offer, the completion of the Offer will result in the repurchase by the Company of 100,000,000 Shares, which would represent approximately 11.1% of the Company’s issued and outstanding Shares as of April 30, 2019 (which excludes Shares that would result from the assumed exercise of Stock Options and the assumed vesting of RSUs and PSUs (“Potential Shares”)), or approximately 10.8% of the Company’s outstanding Shares on a fully diluted basis as of April 30, 2019 (which includes Potential Shares). If the Offer is fully subscribed at a Purchase Price of $36.00, the minimum Purchase Price pursuant to the Offer, the completion of the Offer will result in the repurchase by the Company of 111,111,111 Shares, which would represent approximately 12.4% of the Company’s issued and outstanding Shares as of April 30, 2019 (which excludes Potential Shares), or approximately 12.0% of the Company’s outstanding Shares on a fully diluted basis as of April 30, 2019 (which includes Potential Shares).

The Company is authorized under Article 3(d) of its Articles of Association to effect repurchases of Shares as redemptions and any repurchases of Shares pursuant to the Offer will be effected by redemption. References in this Letter to an “offer to purchase,” “purchase,” “repurchase,” “tender” or “purchase price” means “offer to redeem,” “redeem,” “redemption,” “tender for redemption” or “redemption price” as the context permits and similar terms shall be construed accordingly. As described in the Offer to Purchase, the proper tendering or deemed tendering of Shares pursuant to the Offer to Purchase / redemption in accordance with the terms and subject to the conditions of the Offer, which are capable of purchase under the Offer shall constitute an agreement, transaction or trade with the Company within the meaning of Article 3(d) of its Articles of Association and such Shares shall be deemed to be Redeemable Shares within the meaning of its Articles of Association.

As described in the Offer to Purchase, if more than an aggregate purchase price of $4,000,000,000 of Shares (or such greater amount as the Company may elect to purchase, subject to applicable law) are properly tendered at or below the Purchase Price and not properly withdrawn, the Company will purchase Shares in the following order of priority:

First, the Company will purchase all odd lots of less than 100 Shares from shareholders who properly tender all of their Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date (tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holder (as defined in the Offer to Purchase) will not qualify for this preference) (“Preferred Odd Lots”);

Second, after purchasing all the Preferred Odd Lots that were properly tendered at or below the Purchase Price and not properly withdrawn before the Expiration Date, the Company will purchase Shares from all other shareholders who properly tender Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date (except for shareholders who tendered Shares at or below the Purchase Price conditionally for which the condition was not satisfied), on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until the Company has purchased Shares having an aggregate purchase price of $4,000,000,000 (or such greater amount as the Company may elect to purchase, subject to applicable law); and

Third, only if necessary to permit the Company to purchase Shares having an aggregate purchase price of $4,000,000,000 (or such greater amount as the Company may elect to purchase, subject to applicable law), the Company will purchase Shares from shareholders who have properly tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered at or below the Purchase Price must have properly tendered all of their Shares and not properly withdrawn them before the Expiration Date.

WHILE THE COMPANY’S BOARD OF DIRECTORS HAS AUTHORIZED THE COMPANY TO MAKE THE OFFER, NONE OF THE COMPANY, THE MEMBERS OF ITS BOARD OF DIRECTORS, THE DEALER MANAGERS, THE INFORMATION AGENT OR THE DEPOSITARY FOR THE OFFER MAKES ANY RECOMMENDATION AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES OR AS TO ANY PRICE AT WHICH HOLDERS MIGHT TENDER SHARES. HOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE OR PRICES TO TENDER. PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER, HOLDERS SHOULD CAREFULLY READ THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER.

For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase dated May 3, 2019;

2.	The Letter of Transmittal for your use and for the information of your clients, together with the accompanying IRS Form W-9;

3.

The Notice of Guaranteed Delivery to be used to accept the Offer if the certificates for Shares are not immediately available or cannot be delivered to the Depositary by the Expiration Date, the procedure for book-entry transfer cannot be complied with by the Expiration Date or if other required documents cannot be delivered to the Depositary by the Expiration Date; and

4.

A printed form of letter that you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with an instruction form provided for obtaining the clients’ instructions with regard to the Offer.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., New York City time, on May 31, 2019, unless the Offer is extended or earlier terminated by the Company.

For Shares to be tendered properly pursuant to the Offer:

1.

the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, an “Agent’s Message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary; or

2.	the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Managers and Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Company will, however, upon request, reimburse brokers, dealers and commercial banks for reasonable and necessary costs and expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Dealer Managers, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in the Offer to Purchase.

Requests for additional copies of the enclosed materials and any inquiries you may have with respect to the Offer should be addressed to D.F. King & Co., Inc., as Information Agent, toll free at (800) 967-5019 or email jci@dfking.com. Any inquiries you may have with respect to the Offer may also be addressed to Barclays Capital Inc. at (888) 610-5877 (toll free) or Citigroup Global Markets at (877) 531-8365 (toll free) or J.P. Morgan Securities LLC at (877) 371-5947 (toll free) or Merrill Lynch, Pierce, Fenner & Smith Incorporated at (888) 803-9655 (toll free).

Very truly yours,

BARCLAYS CAPITAL INC.

CITIGROUP GLOBAL MARKETS INC.

J.P. MORGAN SECURITIES LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

THE COMPANY IS NOT MAKING THE OFFER TO, AND WILL NOT ACCEPT ANY TENDERED SHARES FROM, STOCKHOLDERS IN ANY JURISDICTION WHERE IT WOULD BE ILLEGAL TO DO SO, PROVIDED THAT THE COMPANY WILL COMPLY WITH THE REQUIREMENTS OF RULE 13E 4(F)(8) PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. HOWEVER, THE COMPANY MAY, AT ITS DISCRETION, TAKE ANY ACTIONS NECESSARY FOR US TO MAKE THE OFFER TO STOCKHOLDERS IN ANY SUCH JURISDICTION. IN ANY JURISDICTION WHERE THE SECURITIES OR BLUE SKY LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER IS BEING MADE ON THE COMPANY’S BEHALF BY THE DEALER MANAGERS OR ONE OR MORE REGISTERED BROKERS OR DEALERS, WHICH ARE LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF THE COMPANY, THE DEALER MANAGERS, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.